

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4631**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 4, 2010

Mr. Anthony S. Colatrella
Chief Financial Officer
Momentive Performance Materials Inc.
22 Corporate Woods Blvd., 2<sup>nd</sup> Fl
Albany, NY  12211

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 29, 2009, June 28, 2009 and**
> **September 27, 2009**
> **File No. 333-146093**

Dear Mr. Colatrella:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief